April 10, 2015

VIA EDGAR

David L. Orlic,

    Special Counsel, Office of Mergers & Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Tempur Sealy International, Inc.
Definitive Additional Materials on Schedule 14A
Filed April 6, 2015
File No. 001-31922

Dear Mr. Orlic:

In response to the request of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter dated April 7, 2015, in connection with the above-captioned definitive additional materials, Tempur Sealy International, Inc. (the “Company”) hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

If you have any questions regarding the responses to the comments of the Staff, or require additional information, please contact our counsel, Margaret A. Brown, Skadden, Arps, Slate, Meagher & Flom LLP, at (617) 573-4815.

Very truly yours,

/s/ Lou H. Jones
Lou H. Jones
Executive Vice President and General Counsel

cc:	Margaret A. Brown
Skadden, Arps, Slate, Meagher & Flom LLP